EXHIBIT 20.1

NEWS	Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, TN 38125
(901) 252-5466

FOR IMMEDIATE RELEASE

THOMAS & BETTS REPORTS SECOND QUARTER 2003 RESULTS

MEMPHIS, Tenn. — July 21, 2003 — Thomas & Betts Corporation (NYSE: TNB) today reported net income for the quarter ended June 29, 2003 of $6.8 million, or $0.12 earnings per basic and fully diluted share, compared to net earnings of $0.4 million, or $0.01 earnings per basic and fully diluted share, in the second quarter 2002.

      Sales in the second quarter 2003 were $322.7 million, down 5.5 percent from the $341.3 million reported in the second quarter 2002. The sales decline reflects reduced investment by the utility sector, where Thomas & Betts is a leading provider of steel structures used for transmission systems and high-voltage electrical connectors and switchgear.

      “We are pleased that we were able to show fundamental improvement in our performance despite the on-going weakness across all of our markets,” said T. Kevin Dunnigan, chairman and chief executive officer of Thomas & Betts. “We continue to improve our internal operations, lower our expense structure and strengthen our competitive positioning as we ride out the very weak conditions in our core markets.”

      In the second quarter 2003, the company’s gross margin was 25.9 percent of sales, compared to 22.7 percent of sales in the second quarter last year. Management noted that the continued low sales volume limited the positive contribution from the consolidation program undertaken in U.S., European and Mexican electrical products manufacturing facilities in 2002. The company continues to focus on improving overall manufacturing efficiencies at current production levels.

      Selling, general and administrative expense was $68.6 million in the quarter just ended, or 21.3 percent of sales, down from $73.8 million in the year-ago quarter. Net interest expense was $9.1 million in the quarter, compared to $7.6 million in the second quarter 2002. Second quarter 2003 net interest expense reflects $0.9 million in incremental interest expense resulting from the company’s recent offering of $125 million senior notes, the proceeds of which will be used to pay off $125 million in senior notes due January 2004. Prior-year, second quarter, net interest expense was positively impacted by $3.3 million associated with income tax refunds.

      Taxes in the second quarter 2003 and second quarter 2002 include tax benefits of $2.0 million and $2.2 million, respectively. These tax benefits resulted from the completion of tax audits and a corresponding reduction in worldwide tax exposure.

SEGMENT RESULTS

      Sales in the company’s Electrical segment were $256.8 million for the second quarter 2003, down 3.1 percent from the $265.2 million reported in the prior-year period. The decline in segment sales is due to significant weakness in demand for high-voltage connectors and switchgear used by utility customers. Earnings in this segment were $11.8 million versus a loss of $0.8 million in the year-ago period. 2002 results included $13.4 million in charges related to restructuring operations.

      Sales and earnings in the Steel Structures segment reflect reduced capital investment by the utility sector, specifically for transmission and distribution systems. Sales in this segment were $21.3 million for the second quarter 2003, down 36.4 percent from the $33.6 million reported in the year-ago period. Earnings in this segment were $0.7 million compared to $4.9 million in the second quarter 2002, reflecting the reduced sales volume.

      The company’s Communications segment reported sales of $19.1 million in the second quarter 2003, down from $23.4 million in the same period last year. Segment earnings were $2.6 million in the quarter just ended versus a loss of $0.3 million in second quarter 2002. Second quarter 2003 results reflect tight operating expense controls implemented in response to continued weak demand in telecommunications and broadband markets.

      Sales in the HVAC segment, which provides industrial heating and ventilation products, were $25.4 million for the quarter just ended, up from $19.2 million recorded in the second quarter 2002. The segment reported earnings of $0.4 million in the second quarter versus $0.2 million in the year-earlier period. 2003 segment results include the positive impact of an acquisition completed in the fourth quarter 2002.

YEAR-TO-DATE RESULTS

      For the six months ended June 29, 2003, Thomas & Betts reported sales of $634.1 million, down 7.2 percent on a year-over-year basis. The decline is due largely to reduced capital investment by the utility sector. Net earnings for the first six months of 2003 were $11.8 million, or $0.20 per basic and fully diluted share, versus a net loss of $56.1 million, or a loss of $0.96 per share for the first six months of 2002. 2002 six-months results included a $44.8 million ($0.77 loss per share) goodwill impairment charge associated with the HVAC segment, which was reflected as a cumulative effect of an accounting change.

DIRECTIONAL GUIDANCE

      Despite continued weakness in the company’s core markets, management expects to report sequential improvement in third and fourth quarter 2003 earnings from operations in both dollar and percent terms. Full year 2003 earnings from operations and net earnings are expected to exceed 2002 full-year results by more than the 2002 cost of the company’s manufacturing restructuring program.

CORPORATE OVERVIEW

      Thomas & Betts is a leading designer and manufacturer of connectors and components for electrical and communication markets, engineered steel structures used for utility transmission, lighting and wind towers, and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. The company had sales of $1.3 billion in 2002. Visit Thomas & Betts at www.tnb.com.

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NOTE: The attached financial tables support the information provided in this news release:

Condensed Consolidated Statements of Operations
Segment Information
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Cash Flows

CONTACT: Tricia Bergeron

(901) 252-8266
Email: tricia.bergeron@tnb.com

CONFERENCE CALL/ WEBCAST INFORMATION

      Thomas & Betts will hold a conference call and webcast to discuss second quarter 2003 results on Tuesday, July 22, 2003 at 11:00 a.m. EDT (10:00 a.m. CDT). The telephone number to participate in the call is 773.756.4790 (the ID for the call is TNB). The call can also be accessed via the Thomas & Betts corporate website at www.tnb.com.

      The conference call will be recorded and available for replay through 12:00 midnight EDT on Thursday, July 24, 2003. To access the replay, please call 402.220.3565 (no ID is required). The recorded webcast will also be available at www.tnb.com.

      This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations, business, economic, and political environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended		Year to Date

	June 29,	June 30,	June 29,	June 30,
	2003	2002	2003	2002

	(In thousands, except per share data)

	(Unaudited)
Net sales	$322,661	$341,279	$634,143	$683,330
Cost of sales	239,182	263,780	465,588	522,052

Gross margin	83,479	77,499	168,555	161,278
Gross margin — % of net sales	25.9%	22.7%	26.6%	23.6%
Selling, general and administrative	68,618	73,809	141,550	146,405
Selling, general and administrative — % of net sales	21.3%	21.6%	22.3%	21.4%
Provision — restructured operations	—	361	—	1,626

Earnings (loss) from operations	14,861	3,329	27,005	13,247
Income from unconsolidated companies	558	398	1,412	1,100
Interest expense — net	(9,139)	(7,581)	(17,419)	(18,480)
Other (expense) income — net	232	1,200	(371)	441

Earnings (loss) before income taxes	6,512	(2,654)	10,627	(3,692)
Income tax provision (benefit)	(242)	(3,023)	(1,131)	7,586

Net earnings (loss) before cumulative effect of an accounting change	6,754	369	11,758	(11,278)
Cumulative effect of an accounting change	—	—	—	(44,815)

Net earnings (loss)	$6,754	$369	$11,758	$(56,093)

Basic earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.12	$0.01	$0.20	$(0.19)
Cumulative effect of an accounting change	—	—	—	(0.77)

Net earnings (loss)	$0.12	$0.01	$0.20	$(0.96)

Diluted earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.12	$0.01	$0.20	$(0.19)
Cumulative effect of an accounting change	—	—	—	(0.77)

Net earnings (loss)	$0.12	$0.01	$0.20	$(0.96)

Average shares outstanding:
Basic	58,461	58,292	58,412	58,253
Diluted	58,463	58,459	58,416	58,253

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

SEGMENT INFORMATION

	Quarter Ended		Year to Date

	June 29,	June 30,	June 29,	June 30,
	2003	2002	2003	2002

	(In thousands)
	(Unaudited)
Net sales:
Electrical	$256,801	$265,150	$497,839	$521,676
Steel Structures	21,346	33,581	43,311	68,706
Communications	19,148	23,358	41,415	52,695
HVAC	25,366	19,190	51,578	40,253

Total net sales	$322,661	$341,279	$634,143	$683,330

Segment earnings (loss):
Electrical	$11,762	$(771)	$19,762	$1,906
Steel Structures	695	4,925	1,522	8,833
Communications	2,561	(275)	5,251	3,812
HVAC	401	209	1,882	1,422

Total reportable segment earnings (loss)	15,419	4,088	28,417	15,973
Total reportable segment earnings (loss) — % of net sales	4.8%	1.2%	4.5%	2.3%
Provision — restructured operations	—	(361)	—	(1,626)
Interest expense — net	(9,139)	(7,581)	(17,419)	(18,480)
Other (expense) income — net	232	1,200	(371)	441

Earnings (loss) before income taxes	$6,512	$(2,654)	$10,627	$(3,692)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 29,	December 29,
	2003	2002

	(In thousands)

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$275,506	$177,994
Marketable securities	22,299	65,863
Receivables — net	185,537	161,091
Inventories — net	204,047	182,282
Other current assets	73,344	117,701

Total current assets	760,733	704,931
Property, plant and equipment — net	312,796	287,415
Goodwill — net	447,645	437,175
Investments in unconsolidated companies	122,421	121,575
Other assets	86,142	68,660

Total assets	$1,729,737	$1,619,756

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$127,872	$65,126
Accounts payable	110,604	109,479
Accrued liabilities	107,940	113,406
Income taxes payable	4,692	9,148

Total current liabilities	351,108	297,159
Long-term debt	565,610	559,982
Other long-term liabilities	143,495	138,479
Shareholders’ equity	669,524	624,136

Total liabilities and shareholders’ equity	$1,729,737	$1,619,756

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended		Year to Date

	June 29,	June 30,	June 29,	June 30,
	2003	2002	2003	2002

	(In thousands)

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$6,754	$369	$11,758	$(56,093)
Cumulative effect of an accounting change	—	—	—	44,815

Net earnings (loss) before cumulative effect of an accounting change	6,754	369	11,758	(11,278)
Adjustments:
Depreciation and amortization	13,613	12,585	25,523	26,269
Provision — restructured operations	—	361	—	1,626
Changes in operating assets and liabilities — net:
Receivables	(12,945)	(1,587)	(16,611)	(2,060)
Inventories	7,913	10,734	(2,493)	9,469
Accounts payable	(12,870)	5,867	(2,956)	2,707
Other	939	37,804	(21,673)	(252)

Net cash provided by (used in) operating activities	3,404	66,133	(6,452)	26,481
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(7,956)	(8,131)	(14,289)	(11,903)
Proceeds from (investments in) marketable securities	33,352	(41,856)	48,126	(41,299)
Other	186	1,726	234	1,726

Net cash provided by (used in) investing activities	25,582	(48,261)	34,071	(51,476)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds (repayment) from long-term debt and other borrowings	123,139	(1,920)	61,656	(7,976)
Other	—	244	—	248

Net cash provided by (used in) financing activities	123,139	(1,676)	61,656	(7,728)

EFFECT OF EXCHANGE RATE ON CASH:	6,341	3,437	8,237	3,454

Net increase (decrease) in cash and cash equivalents	158,466	19,633	97,512	(29,269)
Cash and cash equivalents at beginning of period	117,040	185,941	177,994	234,843

Cash and cash equivalents at end of period	$275,506	$205,574	$275,506	$205,574

Cash payments for interest	$3,687	$5,408	$20,066	$23,488
Cash payments for income taxes	$3,204	$(42,886)	$10,710	$(39,400)